JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

May 23, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295 – Post-Effective Amendment No. 484

Dear Ms. White:

This letter is in response to the comments you provided on Post-Effective Amendment No. 484 (“PEA 484”) to the Registration Statement for JPMorgan Trust I (the “Trust”) with respect to the Class R3 and Class R4 shares of the JPMorgan SmartRetirement Blend Funds listed on Exhibit A (the “SmartRetirement Blend Funds” or the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or about May 25, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the SmartRetirement Blend Funds’ Registration Statement.

Fee Table

1.	Comment: Please explain why the “Remainder of Other Expenses” are estimated since the SmartRetirement Blend Funds are already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of class specific expenses included in that line item in the fee table. Because these classes are new, the number is estimated based on certain assumptions of what those class specific expenses will be.

Main Investment Strategy – All SmartRetirement Blend Funds

2.

Comment: The Main Investment Strategy section for the Funds indicates that “[i]n addition to investing in underlying funds, the Fund may invest directly in securities and other financial instruments, including derivatives.” In addition, the disclosure indicates that the Funds may use derivatives “such as futures contracts to gain exposure to, or to overweight or underweight its investments among, various sectors or markets.” Please specify the “other financial instruments” the Funds may use and disclose whether the Funds use other derivatives as part of their principal investment strategies.

Response: Although the Funds may use other types of derivatives, futures are currently the only types of financial instruments or derivatives that the Funds use as part of their principal investment strategies. The purpose of the Funds’ registration statement is to register new share classes of the Funds. Therefore, in response to the Staff’s comment, the Funds will further clarify the disclosure concerning the use of derivatives in their next annual update which will take effect on or about November 1, 2017. To the extent that other types of derivatives are used as part of the Funds’ principal investment strategies in the future, the Funds will update their disclosure accordingly.

Main Investment Strategy – JPMorgan SmartRetirement Blend Income Fund

3.	Comment: Please disclose if the JPMorgan SmartRetirement Blend Income Fund has any parameters concerning duration, maturity or quality for the fixed income securities in which it invests.

Response: The SmartRetirement Blend Fund is a fund of funds and therefore does not typically invest directly in fixed income securities. Other than the parameters outlined in the Strategic Target Allocations table with respect to its exposure to high yield and emerging market debt funds, the Fund does not have any parameters concerning duration, maturity or quality with respect to its fixed income investments.

Main Investment Risks – All Funds

4.	Comment: Please consider updating Interest Rate Risk disclosure to reflect that interest rates have begun to rise.

Response: While we believe that the current risk disclosure reflects the risks of risking interest rates, we will update the disclosure as appropriate in the course of the Funds’ annual update which will take effect on or about November 1, 2017.

5.	Comment: The Main Risks section includes “Mortgage-Related and Other Asset-Backed Securities Risk” and “High Yield Securities and Loan Risk.” The investment strategy section does not disclose that the Funds use mortgage-related and asset backed securities or loans as part of their principal investment strategies. Please revise the strategy disclosure to reflect these strategies.

Response: These risks are included in the Risk/Return Summary due to each SmartRetirement Blend Fund’s indirect exposure to these risks through investments in other JPMorgan Funds. As disclosed in the SmartRetirement Blend Funds’ prospectus, each SmartRetirement Blend Fund is a “fund of funds” which has a principal investment strategy to invest in other J.P. Morgan Funds and exchange traded funds (collectively “Underlying Funds”). The strategy disclosure also indicates that amount of assets that each Fund intends to allocate to different types of Funds (e.g., U.S. Large Cap Equity, U.S. Small/Mid Cap Equity, U.S. Fixed Income, High Yield, etc.). While the SmartRetirement Blend Funds do not have a principal strategy to invest in a certain amount of mortgage-related or asset-backed securities, or loan assignments, the SmartRetirement Blend Funds are exposed to these risks of such investments through their investments in Underlying Funds. The introductory paragraph in the Main Risk section indicates that each Fund is exposed to these risks through “investments in underlying funds.” As a result, we believe it is appropriate that the Main Risk section include “Mortgage-Related and Other Asset-Backed Securities Risk” and “High Yield Securities and Loan Risks” even though these types of investments are not included in the description of the SmartRetirement Blend Funds’ principal investment strategies.

6.	Comment: The Risk/Return Summaries for the SmartRetirement Blend Funds include “Industry and Sector Focus Risk.” If the SmartRetirement Blend Funds are currently focused on a sector, industry or geographic region, please disclose the Funds’ focus and associated risk.

Response: The SmartRetirement Blend Funds do not currently intend to focus their investments in a particular sector, industry or geographic region but certain investments used by the underlying funds may be impacted by the performance of various sectors or industries. The SmartRetirement Blend Funds believe that the risks of these investments are already disclosed in the Risk/Return Summaries and therefore that additional risk disclosure should not be added to the Industry and Sector Focus Risk. For example, the prospectus discloses separately the risks associated with “Mortgage-Related and Other Asset-Backed Securities.”

Management

7.	Comment: Please confirm that the individuals listed under Management are jointly and primarily responsible for managing the Funds.

Response: As required by Item 5 of Form N-1A, the Trust hereby confirms that the individuals listed under Management are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.

8.	Comment: The prospectus provides that when the strategic target allocations of a Fund are substantially the same as those of the JPMorgan SmartRetirement Blend Income Fund, the Fund may be merged into the JPMorgan SmartRetirement Blend Income Fund at the discretion of the Funds’ Board of Trustees. Please advise whether the Funds would solicit shareholder approval for such a merger or file a Form N-14 or a proxy statement on Schedule 14A.

Response: As reflected in the disclosure, which provides that a Fund may be merged into the JPMorgan SmartRetirement Blend Income Fund at the discretion of the Board, the Fund does not expect that shareholder approval would be sought for such a merger transaction.

Investing with J.P. Morgan Funds

9.	Comment: The disclosure provides as follows (emphasis added):

Group Retirement Plans

The only retirement plans that are eligible to purchase Class R3 and Class R4 Shares are employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans. To satisfy eligibility requirements, the plan must be a group plan (more than one participant), the shares cannot be held in a commission-based brokerage account and the shares must be held a) at a plan level or b) at the Fund level through an omnibus account of a retirement plan recordkeeper. Group Retirement Plans include group employer-sponsored 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans, retiree health benefit plans and non-qualified deferred compensation plans. Class R3 Shares generally are not available to non-retirement accounts, traditional and Roth Individual Retirement Accounts (IRAs), Coverdell Education Savings Accounts, SEPs, SARSEPs, SIMPLE IRAs, individual 401(k) plans or individual 403(b) plans and, with respect to Class R3 and Class R4 Shares, Section 529 college savings plans.

The disclosure is not clear as to whether these shares are available to Section 529 college savings plans.

Response: The disclosure will be revised as follows:

“Class R3 and Class R4 Shares generally are not available to non-retirement accounts, traditional and Roth Individual Retirement Accounts (IRAs), Coverdell Education Savings Accounts, SEPs, SARSEPs, SIMPLE IRAs, individual 401(k) plans or individual 403(b) plans and ~~and with respect to Class R3 and Class R4 Shares,~~ Section 529 college savings plans.”

10.	Comment: Under the section titled “Rule 12b-1 Fees,” there is a reference to Class R2 Shares. Please change or delete the reference as Class R2 Shares are not included in the prospectus.

Response: The reference will be changed to Class R3 Shares.

11.	Comment: The Networking and Sub-Transfer Agency Fees section includes the following sentence: “The J.P. Morgan Funds will no longer enter into new Sub TA Agreements that require fee payments with respect to Class R6 Shares.” Please revise or delete the sentence as the prospectus does not include Class R6 Shares.

Response: The sentence will be deleted.

12.	Comment: The disclosure states that each SmartRetirement Blend Funds’ fundamental investment policy regarding industry concentration does “not apply to securities issued by other investment companies.” With respect to concentration, it is the Staff’s position that to the extent a Fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a Fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The SmartRetirement Blend Funds believe that their current policy on concentration, as disclosed in their Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Funds to concentrate their assets in any particular industry. The Funds are not aware of a requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policy. To the extent that the Funds determine their investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps to ensure that they have appropriate risk disclosure relating to that investment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

EXHIBIT A

JPMorgan SmartRetirement Blend Income Fund
JPMorgan SmartRetirement Blend 2020 Fund
JPMorgan SmartRetirement Blend 2025 Fund
JPMorgan SmartRetirement Blend 2030 Fund
JPMorgan SmartRetirement Blend 2035 Fund
JPMorgan SmartRetirement Blend 2040 Fund
JPMorgan SmartRetirement Blend 2045 Fund
JPMorgan SmartRetirement Blend 2050 Fund
JPMorgan SmartRetirement Blend 2055 Fund
JPMorgan SmartRetirement Blend 2060 Fund